

05040870

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-51604

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUPERTRADE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10515 BELLAIRE BLVD, SUITE M

(No. and Street)

HOUSTON	TX	77072
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHANG HSINE CHENG 281-561-5768

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL C. HWANG, CPA

(Name — *if individual, state last, first, middle name*)

6100 CORPORATE DR., # 350	HOUSTON	TX	77036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHANG-HSINE CHENG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUPERTRADE SECURITIES, INC., as of 12-31-2004, ~~19~~_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____


JANE CHIEN-SHIN LINTAKOON
Notary Public, State of Texas
My Commission Expires
AUGUST 6, 2005
NOTARY PUBLIC
THE STATE OF TEXAS

____
Signature

PRESIDENT
Title

____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPERTRADE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

Shareholders and Directors
Supertrade Securities, Inc.

Independent Auditor's Report

I have audited the accompanying statement of financial position of Supertrade Securities, Inc. (a Texas corporation), as of December 31, 2004, and the related statements of operations, shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my examination.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statements mentioned above present fairly, in all material respects, the financial position of Supertrade Securities, Inc. at December 31, 2004, and results of its operations and cash flows for the year ended December 31, 2004 in conformity with generally accepted accounting principles applied on a consistent basis during the period.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on computation of net capital, reconciliation of net capital to Focus Report and independent auditor's report on internal accounting control is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Paul C. Hwang
February 11, 2005

SUPERTRADE SECURITIES, INC.
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Brokerage deposits	$ 25,034	
Total current assets		25,034
OTHER ASSETS		
Tax benefit	$ 2,381	
Total other assets		2,381
TOTAL ASSETS		$ 27,415

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Cash-overdraft	$ 354	
Accrued Liabilities	1,111	
Other payable	875	
Total Current Liabilities		2,340
Total Liabilities		2,340
SHAREHOLDERS' EQUITY		
Common stock, no par value 100,000 shares authorized, and 10,000 shares outstanding	1,000	
Additional paid-in capital	54,170	
Retained earnings	(30,095)	
Total Shareholders' Equity		25,075
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 27,415

The notes to financial statements are an integral part of this financial statement.

SUPERTRADE SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE		
Commissions	$ 54,917	
TOTAL REVENUES		54,917
OPERATING EXPENSES		
Commissions and wages	18,724	
Fees and Licenses	7,972	
Clearing costs	19,277	
Legal & accounting	4,100	
Administrative	24,545	
Telephone and communications	5,792	
Other expenses	2,052	
Total Operating Expenses		82,462
Operating loss		$ (27,545)
Other Revenue (Expenses)		
Interest income	2,670	
Capital gain	8,999	
Total other revenue		11,669
NET LOSS		(15,876)
FEDERAL INCOME TAX BENEFIT		2,381
NET LOSS AFTER TAX BENEFIT		$ (13,495)

The notes to financial statements are an integral part of this financial statement.

SUPERTRADE SECURITIES, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	common stock	additional paid-in capital	retained earnings	total
Beginning of year	$ 1,000	$ 48,550	$ (16,600)	$ 32,950
Loss, 2004			$ (13,495)	$ (13,495)
Changes, 2004		$ 5,620		$ 5,620
Balance, 12/31/2004	$ 1,000	$ 54,170	$ (30,095)	$ 25,075

The notes to financial statements are an integral part of this financial statement.

SUPERTRADE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS RELATING TO OPERATIONS		
Net Loss		$ (13,495)
Non-cash items included in income:		
tax benefit		$ (2,381)
Net changes in certain working capital components:		
decrease in receivable	7,895	
increase in payable	787	
		8,682
Net cash provided by (used for) operations		(7,194)
CASH FLOWS RELATING TO FINANCING ACTIVITIES		
Increase in additional paid-in capital		5,620
Net cash provided by financing activities		5,620
Net Decrease in Cash and Cash Equivalents		(1,574)
Cash and Cash Equivalents - Beginning of Year		26,254
Cash and Cash Equivalents - End of Year		$ 24,680

The notes to financial statements are an integral part of this financial statement.

SUPERTRADE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

SIGNIFICANT ACCOUNTING POLICIES

Supertrade Securities, Inc. (the Company) is a securities broker/dealer registered under the Securities Exchange Act of 1934. It is a closely-held corporation, 100% owned by Sinta Financial Services, Inc (the Parent). Its president, Mr. Cheng, is a stockholder and participates in the day-to-day operation. The Company's headquarter and business offices are located in Houston, Texas. Security transactions with the various exchanges for its clients are conducted through the clearing house brokers of Penson Financial Services, Inc. of Dallas, Texas.

The Company maintains its accounts on the accrual method of accounting in accordance with generally accepted accounting principles. Commission revenues and related expenses are recognized on a trade date basis. The accounting policies followed by the Company and the methods of applying these policies, which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

1. CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker are unable to fulfill their obligations. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities.

The Company transacts its business with customers located throughout the United States.

3. NET CAPITAL REQUIREMENT

Supertrade Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate

indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company has net capital, required net capital and excess in net capital as follows:

	December 31, 2004
Net capital	$ 22,194.00
Required net capital	5,000.00
Excess in net capital	$ 17,194.00

4. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting standards No.109 (SFAS 109), "Accounting for Income Taxes", under the asset and liability approach of SFAS No.109, the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. SFAS No.109 also established criteria for determining whether a valuation allowance should be established for any deferred tax assets for which realization is uncertain.

For the year 2004, no deferred taxes are provided for temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. Tax benefit in the amount of $2,381.00 is recognized for the net operating loss carryover to future years.

At December 31, 2004, the Company had a net operating loss carryforward for federal income tax purposes of $34,067.00 available to offset future taxable income. Of this amount, $11,649.00 expires in 2021, $6,542.00 expires in 2022 and 15,876.00 expires in 2024, unless utilized sooner.

5. RELATED PARTY TRANSACTIONS

Under a letter agreement dated April 16, 2001, the Parent provides the Company administrative support services, including payment and administration of employees' salaries and payment and administration of certain accounts payable, personal property including desks and computers, and office space. The annual agreement is automatically renewable unless terminated by the Parent.

During 2004, the Company pays administrative fees of $24,545.00 to the Parent.

6. MARKETABLE SECURITIES

The Company has an error account to handle trading errors. The balance of marketable securities is zero at the end of year.

The proceeds from sales of securities are $616,726.00, cost is $607,727.00 and the realized gain is $8,999.00 during the year. Actual cost method was used to determine the gain or loss.

7. SIPC COMPLIANCE

The Company is in compliance with SIPC annual dues requirement. Dues have been paid for 2004.

8. USE OF ESTIMATES

The preparation of financial statements in conformation with generally accepted accounting principles (GAAP) requires the management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ form those estimates and assumptions.

SUPERTRADE SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2004

Net worth		$ 25,075
Total capital		$ 25,075
Deduct -		
Tax benefit	2,381	
Haircut - exemptive securities	501	
Total deductions		(2,882)
Net capital		$ 22,193
Required net capital		5,000
Excess in net capital		$ 17,193

SUPERTRADE SECURITIES, INC.
RECONCILIATION OF NET CAPITAL TO FOCUS REPORT
AS OF DECEMBER 31, 2004

The net capital computation was reconciled and the following variances are noted between net capital per Focus Report and net capital per audited financial statements.

Net capital -Focus Report		$ 23,781
Accrued liabilities		
Per focus report	$ -	
Per audit	1,111	
Increase in accrued liabilities		(1,111)
Other payable		
Per focus report	$ -	
Per audit	875	
Increase in other payable		(875)
Clearing deposit account		
Per focus report	$ 24,635	
Per audit	25,034	
Increase in other payable		399
Rounding error		(1)
Net Capital - audited		$ 22,193

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

February 11,2005

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Directors
Supertrade Securities Inc.

I have examined the financial statements of Supertrade Securities, Inc. for the year ended December 31, 2004 and have issued my report thereon dated February 11, 2005. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Supertrade Securities, Inc. that I considered relevant to the objectives stated in aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (k) (2) (ii). Supertrade Securities, Inc. was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the period.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management to the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with general accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Supertrade Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the designated examining authority (NASD) and should not be used for any other purpose.